Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norwa
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 25.06.02

ORK – Trade subject to notification own shares

Orkla ASA has on 24 June 2002 bought 100,000 Orkla shares at a price of NOK 146.55 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 9,538,902.

The AGM adopted in May to amortise 2,944,670 own shares. The amortisation will be carried out in August 2002 and is not reflected in the above figures.